Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated August 19, 2021

Relating to Preliminary Prospectus Supplement dated August 19, 2021 and

Prospectus dated August 12, 2021

Registration No. 333-257818

Trinity Capital Inc.

$125,000,000

4.375% Notes due 2026

PRICING TERM SHEET

August 19, 2021

The following sets forth the final terms of the 4.375% Notes due 2026 (the “Notes”) and should only be read together with the preliminary prospectus supplement dated August 19, 2021, together with the accompanying prospectus dated August 12, 2021, relating to these securities (the “Preliminary Prospectus”), and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus. All references to dollar amounts are references to U.S. dollars.

Issuer:	Trinity Capital Inc.
Issuer Ticker:	TRIN
Security:	4.375% Notes due 2026
Trade Date:	August 19, 2021
Settlement Date**:	August 24, 2021 (T+3)
Aggregate Principal Amount Offered:	$125,000,000
Maturity Date:	August 24, 2026, unless earlier repurchased or redeemed
Benchmark Treasury:	0.625% due July 31, 2026
Benchmark Treasury Price and Yield:	99-10 / 0.767%
Spread to Benchmark Treasury:	360.8 basis points
Yield to Maturity:	4.375%
Price to Public (Issue Price):	The Notes will be issued at a price of 100% of their principal amount, plus accrued interest, if any, from August 24, 2021
Coupon (Interest Rate):	4.375%
Interest Payment Dates:	February 15 and August 15, commencing February 15, 2022
Make-Whole Redemption:

Equal to the greater of the following amounts:

•      100% of the principal amount of the Notes to be redeemed, or

•      the sum of the present values of the remaining scheduled payments of principal and interest (exclusive of accrued and unpaid interest to the date of redemption) on the Notes to be redeemed, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) using the applicable Treasury Rate plus 50 basis points; provided, however, that if Trinity Capital Inc. redeems any Notes on or after July 24, 2026 (the date falling 1 month prior to the maturity date of the Notes), the redemption price for the Notes will be equal to 100% of the principal amount of the Notes to be redeemed, plus, in each case, accrued and unpaid interest, if any, to, but excluding, the date of redemption.

Use of Proceeds:	To pay down existing indebtedness outstanding under the credit facility with Credit Suisse AG, which matures on January 8, 2022 and generally bears interest at a rate of the three-month LIBOR plus 3.25%. Remaining net proceeds, if any, will be used to make investments in accordance with investment objectives and investment strategies and for general corporate purposes.
Certain Covenants:

In addition to the covenants described in the Preliminary Prospectus Supplement, the following covenants shall apply to the Notes:

•      For the period of time during which the Notes are outstanding, Trinity Capital Inc. will not violate, whether or not it is subject thereto, Section 18(a)(1)(A) as modified by Section 61(a) of the Investment Company Act of 1940 Act, as amended (the “1940 Act”), or any successor provisions, but giving effect, in either case, to any exemptive relief granted by the SEC.

•      For the period of time during which the Notes are outstanding, Trinity Capital Inc. will not violate Section 18(a)(1)(B) as modified by such provisions of Section 61(a) of the 1940 Act, as may be applicable to it from time to time or any successor provisions; provided, however, that Trinity Capital Inc. will be permitted to declare a cash dividend or distribution notwithstanding the prohibition contained in Section 18(a)(1)(B) as modified by such provisions of Section 61(a) of the 1940 Act, as may be applicable to it from time to time or any successor provisions, but only up to such amount as is necessary to maintain its status as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended; and provided further that the covenant will permit Trinity Capital Inc. to continue paying dividends or distributions and the restrictions will not apply unless and until such time as its asset coverage (as defined in the 1940 Act, except to the extent modified by this covenant) has not been in compliance with the minimum asset coverage required by Section 18(a)(1)(B) as modified by such provisions of Section 61(a) of the 1940 Act as may be applicable to it from time to time or any successor provisions for more than six consecutive months.

•      If, at any time, Trinity Capital Inc. is not subject to the reporting requirements of Sections 13 or 15(d) of the Securities Exchange Act of 1934, as amended, to file any periodic reports with the SEC, it shall furnish to holders of the Notes and the trustee, for the period of time during which the Notes are outstanding, its audited annual consolidated financial statements, within 90 days of its fiscal year end, and unaudited interim consolidated financial statements, within 45 days of its fiscal quarter end (other than our fourth fiscal quarter).

CUSIP:	896442 AG5
ISIN:	US896442AG58
Joint Book-Runners:	Goldman Sachs & Co. LLC Keefe, Bruyette & Woods, Inc.

**Trinity Capital Inc. expects that delivery of the Notes will be made to investors on or about August 24, 2021, which will be the third business day following the date hereof. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on any date prior to two business days before delivery will be required by virtue of the fact that the Notes initially settle in T+3, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes on any date prior to two business days before delivery should consult their advisors.

Investors are advised to carefully consider the investment objectives, risks, charges and expenses of Trinity Capital Inc. before investing. The Preliminary Prospectus, which has been filed with the Securities and Exchange Commission (the “SEC”), and the documents incorporated by reference therein contain this and other information about Trinity Capital Inc. and should be read carefully before investing.

The information in the Preliminary Prospectus and in this pricing term sheet is not complete and may be changed. The Preliminary Prospectus and this pricing term sheet are not offers to sell any securities of Trinity Capital Inc. and are not soliciting an offer to buy such securities in any jurisdiction where such offer and sale is not permitted.

The issuer has filed a shelf registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus if you request it from Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, New York 10282, by telephone at (866) 471-2526, by facsimile at (212) 902-9316 or by email at prospectus- ny@ny.email.gs.com, or Keefe, Bruyette & Woods, Inc., 787 7th Avenue, 4th Floor, New York, New York 10019, Attn: Equity Syndicate, by telephone at 1-800-966-1559.

-3-